Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Wright Express Financial Services Corporation	Utah (a Utah industrial corporation)
Wright Express Canada, Inc.	Ontario, Canada
Wright Express Fueling Solutions, Inc.	Delaware
Wright Express Solutions and Technologies LLC	Delaware
FSC Title Insurance Agency, Inc.	Utah